

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2019

Simon Westbrook
Chief Financial Officer
Kyto Technology & Life Science, Inc.
13050 La Paloma Road
Los Altos Hills, CA 94022

> **Re: Kyto Technology & Life Science, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 22, 2019**
> **File No. 000-50390**

Dear Mr. Westbrook:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 6 -- Reincorporation Proposal, page 14

1. We note that a vote by shareholders to approve the Reincorporation is also a vote to approve the Delaware Certificate of Incorporation which will (i) contain an exclusive forum provision, (ii) effect a decrease in your authorized common stock, (iii) effect an increase in your authorized preferred stock and (iv) authorize the Board of Directors to issue blank check preferred stock without shareholder approval. Please tell us how you determined that a separate vote regarding these changes was not required. Refer to Exchange Act Rule 14a-4(a)(3).

General

2. We note that the twelfth provision of the Delaware Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision

applies to actions arising under the Securities Act or the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will ensure that investors will be informed in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Anthony Epps, Esq.